Vecast, Inc.

Room 729, Rong Jing Li Du, Building B
No. 3, Rong Jing E. Street
Beijing, China 100176

February 25, 2010

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

100 F Street, N.E.
Washington, DC 20549

Re:	Application for withdrawal of
Registration Statement on Form 10
(SEC File No. 000-53859) filed December 28, 2009

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Act”), Vecast, Inc., a Delaware corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Registration Statement on Form 10 (SEC File No. 000-53859), filed by the Company on December 28, 2009 (“Registration Statement”), in connection with the registration of the Company’s common shares, par value $0.0001 per share, under Section 12(g) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), effective as of the date hereof.

In the absence of this withdrawal application, pursuant to Section 12(g)(1) of the Exchange Act, the Form 10 Registration Statement would automatically become effective on February 26, 2010 (60 days after the initial filing of the Form 10 Registration Statement). The Company believes that it is in the best interest of the Company to withdraw the Registration Statement prior to the effective date at this time. Accordingly, the Company requests that the withdrawal of the Form 10 Registration Statement be granted by the Commission immediately.

Please contact me should you have any questions regarding the foregoing application for withdrawal.

Very truly yours,

VECAST, INC.

By: /s/ George Wu
Name: George Wu

Chief Executive Officer, and
Chairman of the Board
(Principal Executive Officer)